

02005908

ITED STATES
) EXCHANGE COMMISSION
ington, D.C. 20549

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# AUDITED REPORT FORM X-17A-5 PART III

| SEC FILE NUMBER |
|---|
| 8-31420 |

## FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Stanford Securities, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 Fairway Drive, Suite 198
(No. and Street)


FEB 2 6 2002

Vernon Hills (City) Illinois (State) 60061 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brack J. Stanford (847) 549-9292
(Area Code — Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WARADY & DAVIS LLP
(Name — *if individual, state last, first, middle name*)

108 Wilmot Road, Suite 500 (Address) Deerfield (City) Illinois (State) 60015 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 8 2002
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

# OATH OR AFFIRMATION

I, Brack J. Stanford, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Stanford Securities, Inc., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

No Exceptions


OFFICIAL SEAL
TABITHA C. HAGGIE
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 11-30-2002

[Signature] 7/22/02
Signature

President
Title

[Signature]
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 ~~and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3~~
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Warady & Davis LLP
Certified Public Accountants & Consultants

*"Growing with our clients for 50 years"*

# INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholder
Stanford Securities, Incorporated
200 Fairway Drive - Suite 198
Vernon Hills, Illinois

We have audited the accompanying statement of financial condition of STANFORD SECURITIES, INCORPORATED (an Illinois Corporation) as of December 31, 2001, and the related statements of income, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects the financial position of STANFORD SECURITIES, INCORPORATED as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 13 and 14 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Warady & Davis LLP

February 15, 2002


MSI

108 Wilmot Road, Suite 500, Deerfield, Illinois 60015-5145 847•267•9600 Fax 847•267•9696 www.waradydavis.com

STATEMENT OF FINANCIAL CONDITION

As of December 31, 2001

| | | |
|---|---|---|
| **ASSETS** | | |
| Cash and Cash Equivalents | $ | 77,881 |
| Deposits with and Receivables from Clearing Broker | | 11,753 |
| Commissions and Fees Receivable | | 1,634 |
| Due from Affiliate | | 9,415 |
| Prepaid Insurance | | 302 |
| | $ | 100,985 |
| **LIABILITIES AND STOCKHOLDER'S EQUITY** | | |
| LIABILITIES | | |
| Commissions Payable | $ | 1,218 |
| Payable to Clearing Broker | | 21,195 |
| Income Taxes Payable | | 635 |
| Total Liabilities | | 23,048 |
| STOCKHOLDER'S EQUITY | | |
| Common Stock - No Par Value | | |
| Authorized - 100 shares | | |
| Issued and Outstanding - 100 shares | | 1,000 |
| Additional Paid-in Capital | | 19,000 |
| Retained Earnings | | 57,937 |
| | | 77,937 |
| | $ | 100,985 |

See accompanying notes.

## STATEMENT OF INCOME

For the Year Ended December 31, 2001

| | | |
|---|---|---|
| REVENUE | | |
| Commissions and Fees | $ | 674,880 |
| Interest and Dividends | | 2,255 |
| | | 677,135 |
| Expenses | | |
| Commissions and Fees | | 593,790 |
| Trading Costs | | 68,861 |
| Dues, Fees and Assessments | | 1,608 |
| Professional Fees | | 4,400 |
| Insurance | | 309 |
| Interest | | 1,189 |
| Miscellaneous | | 82 |
| | | 670,239 |
| INCOME BEFORE PROVISION FOR INCOME TAXES | | 6,896 |
| Provision for Income Taxes | | 1,580 |
| NET INCOME | $ | 5,316 |

See accompanying notes.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

For the Year Ended December 31, 2001

| | Common Stock | Additional Paid-in Capital | Retained Earnings | Total |
|---|---|---|---|---|
| BALANCE, BEGINNING OF YEAR | $ 1,000 | $ 19,000 | $ 52,621 | $ 72,621 |
| Net Income | | | 5,316 | 5,316 |
| BALANCE, END OF YEAR | $ 1,000 | $ 19,000 | $ 57,937 | $ 77,937 |

See accompanying notes.

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2001

| | |
|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES | |
| Net Income | $ 5,316 |
| Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities | |
| Due from Other Broker-Dealers | (391) |
| Commissions and Fees Receivable | 376 |
| Refundable Income Taxes | 790 |
| Prepaid Insurance | (53) |
| Commissions Payable | 579 |
| Payable to Clearing Broker | (2,284) |
| Income Taxes Payable | 635 |
| Total Adjustments | (348) |
| Net Cash Provided by Operating Activities | 4,968 |
| CASH FLOWS FROM INVESTING ACTIVITIES | |
| Net Advances to Affiliate | 4,684 |
| NET INCREASE IN CASH AND CASH EQUIVALENTS | 9,652 |
| Cash and Cash Equivalents, Beginning | 68,229 |
| CASH AND CASH EQUIVALENTS, ENDING | $ 77,881 |

SUPPLEMENTAL CASH FLOWS DISCLOSURES

| | |
|---|---|
| Cash paid for: | |
| Interest | $ 1,189 |
| Income Taxes | $ 155 |

See accompanying notes.

## NOTE 1—ORGANIZATION AND NATURE OF OPERATIONS

The Company is a broker-dealer registered with the Securities and Exchange Commission and the National Association of Securities Dealers. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

## NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of management who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

### REVENUE RECOGNITION

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

### USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

### CASH FLOWS STATEMENT

For the purposes of this statement, the Company considers all highly-liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

## NOTE 3—RELATED PARTY TRANSACTIONS

During the year, the Company has periodically advanced funds to the commonly owned affiliate. These amounts are noninterest bearing and due on demand.

The Company performs brokerage services for the commonly owned affiliate and has placed customer investments in funds managed by the commonly owned affiliate. Following is a summary of transactions for 2001:

| | |
|---|---|
| Commission and fee revenues | $ 657,046 |
| Commission, fee and trading cost expenses incurred | $ 655,856 |

## NOTE 4—PAYABLE TO CLEARING BROKER

The Company clears all customers' transactions through another broker-dealer on a fully disclosed basis. The amount payable to the clearing broker relates to the aforementioned transactions. Interest is payable on the outstanding balance that generally corresponds to the broker call money rate.

## NOTE 5—COMMITMENTS AND CONTINGENCIES

The Company has entered into an agreement with its commonly owned affiliate and two individuals whereby the two individuals have purchased stock in the commonly owned affiliate and the existing sole stockholder has purchased additional stock under a stock purchase and recapitalization agreement. Under the terms of this agreement, the Company and commonly owned affiliate have made various representations, guarantees, and warranties, as defined. In addition, the Company must comply with specific covenants including, but not limited to, restrictions on the encumbrance of the Company stock. In connection with this agreement, the Company is subject to consulting agreements with two companies, owned by the two individuals noted above, requiring fees equal to 25% of the net profits, as defined, of the Company for each year. These agreements will remain in effect as long as the two individuals retain their stock in the commonly owned affiliate. No amounts were due at December 31, 2001.

## NOTE 6—OFF-BALANCE SHEET CREDIT AND MARKET RISK

Customer transactions are introduced to and cleared through a clearing broker. Under the terms of its clearing agreement, the Company is required to guarantee the performance of its customers in meeting contractual obligations. In conjunction with the clearing broker, the Company seeks to control the risks associated with its customer activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines. Compliance with the various guidelines are monitored daily and, pursuant to such guidelines, the customer may be required to deposit additional collateral, or reduce positions when necessary.

Commissions receivable and deposits with and receivables from clearing organizations are amounts due from the clearing broker that represent a concentration of credit risk and a deposit for clearing securities transactions of its customers. The Company does not anticipate nonperformance by customers or its clearing broker. In addition, the Company has a policy of reviewing, as considered necessary, the clearing broker with which it conducts business.

## NOTE 7—NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2001, the Company had net capital of $66,233 which was $61,233 in excess of its required net capital of $5,000. The Company's net capital ratio was .35 to 1.

# SUPPLEMENTARY INFORMATION

## COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2001

| | | |
|---|---|---|
| **NET CAPITAL** | | |
| Total Stockholder's Equity | $ | 77,937 |
| Deductions: | | |
| Non-allowable assets | | |
| Deposits with and Receivables from Clearing Broker | | 1,752 |
| Due from Affiliated Company | | 9,415 |
| Other Assets | | 302 |
| Haircut on Other Securities | | 235 |
| Total Deductions | | 11,704 |
| Net Capital | $ | 66,233 |
| **AGGREGATE INDEBTEDNESS** | | |
| Total Liabilities as per Accompanying Statement of Financial Condition | $ | 23,048 |
| **MINIMUM NET CAPITAL REQUIRED** | | |
| Minimum Dollar Net Capital Requirement | $ | 5,000 |
| Based on Aggregate Indebtedness - 6 2/3% of Aggregate Indebtedness | $ | 1,537 |
| **COMPUTATION OF BASIC NET CAPITAL REQUIREMENT** | | |
| Minimum Net Capital Requirement | $ | 5,000 |
| Excess Net Capital | $ | 61,233 |
| Ratio: Aggregate Indebtedness to Net Capital | | .35 to 1 |

See accompanying independent auditors' report.

## RECONCILIATION OF THE COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION WITH THE COMPANY'S CORRESPONDING UNAUDITED FORM X-17A-5, PART IIA

As of December 31, 2001

| | | |
|---|---|---|
| Net Capital per Company's Unaudited Computation | $ | 67,116 |
| Adjustments: | | |
| Differences in Non-Allowable Assets | | 295 |
| Audit Adjustments | | (1,178) |
| Total Adjustments | | (883) |
| Net Capital per Report Pursuant to Rule 17a-5d | $ | 66,233 |

## COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15C-3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2001

None, the Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(ii) thereof.

## INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C-3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2001

None, the Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(ii) thereof.



Warady & Davis LLP
Certified Public Accountants & Consultants

*"Growing with our clients for 50 years"*

INDEPENDENT AUDITORS' REPORT ON INTERNAL
ACCOUNTING CONTROL REQUIRED BY SEC RULE 17A-5

Board of Directors and Stockholder
Stanford Securities, Incorporated
200 Fairway Drive - Suite 198
Vernon Hills, Illinois

In planning and performing our audit of the financial statements and supplemental schedules of STANFORD SECURITIES, INCORPORATED for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC) we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements of prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.



108 Wilmot Road, Suite 500, Deerfield, Illinois 60015-5145 847•267•9600 Fax 847•267•9696 www.waradydavis.com
Warady & Davis LLP is a Member of MacIntyre Strater International Limited (MSI), a Worldwide Association of Independent Professional Firms.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



February 15, 2002


RECEIVED
FEB 26 2002

# STANFORD SECURITIES, INCORPORATED

## FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

## FOR THE YEAR ENDED DECEMBER 31, 2001

## TABLE OF CONTENTS

ANNUAL AUDITED REPORT FORM X-17A-5 PART III .......... 3

OATH OR AFFIRMATION .......... 4

INDEPENDENT AUDITORS' REPORT .......... 5

FINANCIAL STATEMENTS

Statement of Financial Condition .......... 6

Statement of Income .......... 7

Statement of Changes in Stockholder's Equity .......... 8

Statement of Cash Flows .......... 9

Notes to Financial Statements .......... 10–11

SUPPLEMENTARY INFORMATION

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission .......... 13

Reconciliation of the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission with the Company's Corresponding Unaudited Form X-17A-5, Part IIA .......... 14

Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission .......... 14

Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission .......... 14

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5 .......... 15–16